UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(b)

(Amendment No. 1)*

LightPath Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

532257805

(CUSIP Number)

March 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532257805	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shadow Capital, LLC (48-1196021)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a. ☐ b. ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 552,885
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 552,885
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,885
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%
12.	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532257805	SCHEDULE 13G	Page 3 of 6

Pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, this Amendment No.1 amends the Schedule 13G dated June 10, 2005 and is filed in order to report the beneficial ownership of 133,320 shares that became exercisable on March 1, 2006 and beneficially owned for purposes of Section 13(d) and Rule 16a-1(a)(1).

Item 1.

(a)	Name of Issuer:

LightPath Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2603 Challenger Tech Court, Suite 1000

Orlando, FL 32826

Item 2.

(a)	Name of Person Filing:

Shadow Capital, LLC

(b)	Address of Principal Business Office or, if None, Residence:

3601 SW 29th Street

Topeka, KS 66614

(c)	Citizenship:

Kansas

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

0001329881

CUSIP No. 532257805	SCHEDULE 13G	Page 4 of 6

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 532257805	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned:

552,885

(b)	Percent of class:

12.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote                552,885

(ii) Shared power to vote or to direct the vote                0

(iii) Sole power to dispose or to direct the disposition of                552,885

(iv) Shared power to dispose or to direct the disposition of                0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

CUSIP No. 532257805	SCHEDULE 13G	Page 6 of 6

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2007

SHADOW CAPITAL, LLC

 /s/ Kent Garlinghouse

By: Kent Garlinghouse, Manager